Exhibit 4.23

RULES OF THE LATTICE GROUP SHORT TERM INCENTIVE SCHEME

Approved by a resolution of the shareholders of BG Group plc effective on 23 October 2000

Approved by resolution of the Board of National Grid Transco plc on 30 April 2004

Amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004

Rules of the Short Term Incentive Scheme

1	Introduction

The Lattice Group Short Term Incentive Scheme (the “Scheme”) is an annual incentive scheme which includes only employees of National Grid Transco plc (“National Grid Transco”) and any of its subsidiaries (the “National Grid Transco Group”) who are active members of the Defined Benefit Section of the Lattice Group Pension Scheme. The Scheme rewards employees for performance against key performance targets, so emphasising the link between performance and reward. These rules are an amendment to the Scheme.

The Scheme provides awards in the form of National Grid Transco shares, so as to encourage a community of interest between employees and National Grid Transco’s shareholders although, subject to administrative conditions, participants may opt to receive payment in an alternative form.

Eligible employees of any part of the National Grid Transco Group located in the United Kingdom can participate in the Scheme (“Participating Unit”).

An award is based on the achievement of business performance targets and personal performance by a participant in his job over the period of a financial year of National Grid Transco (a “Performance Year”).

The targets under the Scheme are set by:

(i)	the Remuneration Committee, in relation to the executive directors of National Grid Transco and those employees whose remuneration is the direct responsibility of the Remuneration Committee; and

(ii)	a designated person in each Participating Unit, in the case of any participant other than those referred to in (i) above,

Any person or committee who sets targets under this Scheme is referred to as a Designated Person in these rules.

2	Eligibility

Any employee, including an executive director, of the National Grid Transco Group who is an active member of the Defined Benefit Section of the Lattice Group Pension Scheme can, at the discretion of a Designated Person, participate in the Scheme.

Employees seconded into a Participating Unit will be eligible to participate provided they have been within that unit for a minimum of three months in a single Performance Year and meet the other criteria for an award.

3	Performance Targets

Business performance targets for the purposes of awards are set annually by the Designated Person. These may be based on profit, cash flow, operating expenditure targets or any other appropriate measures as determined by the Designated Person.

The Designated Person will determine the relative weighting of each of the targets.

The Designated Person will also set personal performance targets for the purposes of a participant’s award.

4	Conditions for Awards

To be eligible to receive an award under the Scheme, a participant must normally be in the employment of a company in the National Grid Transco Group, and not under notice of termination, on the last day of the Performance Year.

A participant will also be eligible for an award, pro-rated if appropriate, in the event of the following good leaver reasons:

(i)	death;

(ii)	redundancy;

(iii)	retirement, either at his contractual retirement date or any other date with the agreement of his National Grid Transco Group employing company; or

(iv)	any other reason at the discretion of the Designated Person.

The Designated Person will determine the extent to which an award will be pro-rated for a participant who is a good leaver. The awards will be paid in non-pensionable cash when awards for continuing employees are normally made following the relevant Performance Year or, at the discretion of the Designated Person, at an earlier date.

Subject to the good leaver reasons listed above applying, if any Participating Unit leaves the National Grid Transco Group during a Performance Year, if the performance targets and resulting awards for that Performance Year are not being continued following such cessation, the Designated Person will, at its discretion, decide whether or not an award will be made to participants in that Participating Unit and, if so, the value of that award. The award will be paid in non-pensionable cash as soon as practicable following the Participating Unit leaving the National Grid Transco Group.

5	Calculation of Awards

The maximum percentage of salary which may be used to determine the maximum value of an award will be decided by the Designated Person. Within this maximum, the Designated Person will determine the actual level of each award by reference to the achievement of the performance targets for each award. This will take place within two months of the announcement of the annual results of National Grid Transco.

The value of awards may be subject to reduction by the Designated Person if overall Health, Safety and Environment targets and, where appropriate, Public or other Standards of Service are not achieved.

The annual rate of salary for the purposes of determining the maximum value of an award will be based on the annual rate of salary payable as at the last day of the relevant Performance Year, or the date on which a participant left employment but is eligible for an award under the Scheme except that the Designated Person may, at its absolute discretion, use a different annual rate of salary for a Participant if any of the following events have occurred to a Participant during the Performance Year:

(i)	a change in his contractual hours;

(ii)	he becomes eligible for a different level of maximum award;

(iii)	he changes Participating Unit during a Performance Year, such that different business performance targets apply to him during the Performance Year;

(iv)	he is seconded from his Participating Unit;

(v)	he is absent from work due to long-term sickness or disability, maternity leave or authorised unpaid leave.

Where a participant has been seconded into a Participating Unit for the first time during a Performance Year and is eligible for an award, the maximum value of his award will be based on his annual rate of salary as at the last day of the Performance Year and time apportioned to reflect the period seconded to the Participating Unit.

6	Delivery of Awards

Awards will normally be delivered to participants in the form of National Grid Transco shares, unless any of the following circumstances apply:

(i)
A participant eligible for an award has elected by notice to his employing company, in such form as required by that company, to receive his award (net of statutory deductions) as a non-pensionable cash payment by direct transfer to his nominated bank account.

(ii)
Subject to approval of a relevant Designated Person, a participant may, subject to the rules of his pension scheme and the relevant Inland Revenue limits applying to tax approved pension schemes, elect to have additional pension purchased in his pension scheme.

(iii)
Where a participant eligible for an award is no longer employed by a National Grid Transco Group company at the time his award is due, payment will be made in non-pensionable cash (net of statutory deductions).

Awards will be made on a date (the “Award Date”) as soon as administratively practicable following the announcement of National Grid Transco’s annual results.

The notional value of the award will be subject to statutory deductions, with the resulting net amount being converted into National Grid Transco shares based on the mid-market price at noon on the Award Date. A participant will acquire beneficial ownership of the shares due to him on the Award Date.

The relevant number of National Grid Transco shares will be transferred to participants as soon as practicable after the Award Date with no retention period.

7	Trust Arrangements

National Grid Transco shares awarded under the Scheme will be delivered by a trust. Any member of the National Grid Transco Group may provide money to the trustee of any trust or any other person to enable the trustee or him to acquire shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

No National Grid Transco shares will be issued, or transferred from treasury, to the trustee of any trust for the purposes of the Scheme.

8	Administration

The Board of Lattice Group plc (the “Board”) may at any time alter or add to any provisions of the Scheme provided no alteration or addition to the advantage of present or future participants shall be made without prior approval of the member(s) of Lattice Group plc unless such alterations or additions are to take account of or comply with any proposed or existing legislation or to obtain or maintain favourable tax treatment of any member of the National Grid Transco Group or any participant.

The decision of the Board in any dispute relating to the Scheme shall be final and conclusive.

The Board may, at its discretion, suspend or terminate the Scheme at any time.

9	Terms of employment

For the purposes of this rule 9, “Employee” means any employee of the National Grid Transco Group, any participant in the Scheme or any other person.

This rule 9 applies:

(i)
whether National Grid Transco or the Board has full discretion in the operation of the Scheme, or whether National Grid Transco or the Board could be regarded as being subject to any obligations in the operation of the Scheme;

(ii)	during an Employee’s employment or employment relationship; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

Nothing in the rules or the operation of the Scheme forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and his employer in the National Grid Transco Group are separate from, and are not affected by, the Scheme. Participation in the Scheme does not create any right to, or expectation of, continued employment or a continued employment relationship.

The making of awards under the Scheme on a particular basis in any year does not create any right to or expectation of the making of awards on the same basis, or at all, in any future year.

No Employee is entitled to participate in the Scheme, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Scheme does not imply any right to participate, or to be considered for participation in any later operation of the Scheme.

Without prejudice to an Employee’s right to receive an award subject to and in accordance with the express terms of the terms of the Scheme, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to an award. Any and all discretions, decisions or omissions relating to an award may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

No Employee has any right to compensation for any loss in relation to the Scheme, including:

(a)	any loss or reduction of any rights or expectations under the Scheme in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(b)	any exercise of a discretion or a decision taken in relation to an award or to the Scheme, or any failure to exercise a discretion or take a decision;

(c)	the operation, suspension, termination or amendment of the Scheme.

Participation in the Scheme is permitted only on the basis that the participant accepts all the provisions of the rules, including in particular this rule. By participating in the Scheme, an Employee waives all rights under the Scheme, other than the right to receive an award subject to and in accordance with the express terms of the Scheme, in consideration for, and as a condition of, the grant of an award under the Scheme.

Nothing in this Scheme confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Scheme. This does not affect any other right or remedy of a third party which may exist.

Each of the provisions of this rule 9 is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

10	Governing law and jurisdiction

English law governs the Scheme and all awards and their construction. The English Courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with the Scheme or any awards.